August 27, 2018

Zhihai Mao
Chief Financial Officer
TuanChe Limited
9F, Ruihai Building, No. 21 Yangfangdian Road
Haidian District
Beijing 100038, People's Republic of China

       Re: TuanChe Limited
           Draft Registration Statement on Form F-1
           Filed July 31, 2018
           File No. 377-02195

Dear Mr. Mao:

       We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form F-1 Filed July 31, 2018

Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources, page 76

1. Please reconcile the disclosure indicating that your cash and cash equivalents were substantially all held in China and predominantly denominated in Renminbi as of
       December 31, 2017 with the related disclosures on page F-20.
Business, page 88
 Zhihai Mao
FirstName LastNameZhihai Mao
TuanChe Limited
Comapany NameTuanChe Limited
August 27, 2018
August 27, 2018 Page 2
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FirstName LastName
2. You define "MAU" or "monthly active users" as the number of active users of your online platform during each month, which include your website tuanche.com and your mobile applications. While we note limited references to MAU in your submission, we would like to better understand your reference to MAU in connection with your online channels to attract automobile consumers to participate in your auto shows. Specifically, you state that in March 2018 your MAU reached 16.9 million. Please help us to understand your reference to MAU in this context since users may access your website or access your
         WeChat account to provide certain limited information but there is no assurance that users will attend any of your offline events. Define the nature of the activity that counts a user as being "active." That is, clarify whether these user are recurring. Indicate why a user would remain active on a monthly basis and whether there is a requirement to access your platforms on a monthly basis. Explain why MAU is a depiction of your consumer base.
Notes to the Consolidated Financial Statements
Note 2. Significant Accounting Policies
cc) Recently issued accounting pronouncements, page F-26

3. You indicate that ASU No. 2016-09 is effective for annual periods beginning after
         December 15, 2016, so this amendment should already be reflected in your financial statements. In addition, the description of the amendment does not appear to be consistent with the guidance in ASU No. 2016-09. Please revise accordingly.
Note 20. Subsequent events, page F-44

4. Please disclose the financial effects, including the related compensation expense and vesting terms, of the restricted share units granted in 2018. Refer to ASC 855-10-50-2.
General

5. We note TuanChe Limited commissioned an industry report prepared by iResearch, an independent research firm, to provide information regarding the industry and your market position in China. Please supplementally provide us with a copy of the commissioned
         iResearch report for our review.
6. Please supplementally provide us with copies of any graphical materials or artwork you intend to use in your prospectus. Upon review of such materials, we may have further comments. For guidance, refer to Question 101.02 of our Securities Act Forms
         Compliance and Disclosure Interpretations.
7. Please supplementally provide us with copies of all written communications, as defined in
         Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

         You may contact Melissa Walsh, Staff Accountant, at (202) 551-3224 or Stephen
 Zhihai Mao
TuanChe Limited
August 27, 2018
Page 3

Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Michael Foland,
Attorney-Advisor, at (202) 551-6711 or Barbara Jacobs, Assistant Director, at
(202) 551-3735
with any other questions.



                                                          Sincerely,
FirstName LastNameZhihai Mao
                                                          Division of
Corporation Finance
Comapany NameTuanChe Limited
                                                          Office of Information
Technologies
August 27, 2018 Page 3                                    and Services
FirstName LastName